Al Shams Investments Limited

5B Waterloo Lane

Pembroke HM 08

Bermuda

[●],

[Name of Nominee]

[Address]

Re: Braemar Hotels & Resorts Inc.

Dear [Name of Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Braemar Hotels & Resorts Inc., a Maryland corporation (the “Corporation”), in connection with the proxy solicitation that Al Shams Investments Limited, a Bermuda limited company (“ASIL”), is considering undertaking to nominate and elect directors at the Corporation’s upcoming annual meeting of stockholders or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Corporation and all of its stockholders. This letter (“Agreement”) will set forth the terms of our agreement.

1.                Indemnification.

(a)               ASIL agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising out of or relating to in any way the Solicitation and/or any related transactions or events in connection with the same, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided, further, that upon your becoming a director of the Corporation, this indemnification shall not apply to any claims made against you in your capacity as a director of the Corporation. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

(b)               In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give ASIL prompt written notice, including through electronic submission, of such claim or Loss (provided that failure to promptly notify ASIL shall not relieve ASIL from any liability which it may have on account of this Agreement, except to the extent it shall have been materially prejudiced by such failure). Upon receipt of such written notice, ASIL will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for any Loss suffered by you and as incurred as provided herein. ASIL may not enter into any settlement of a claim or Loss without your consent, unless such settlement includes a release of you from any and all liability in respect of such claim or Loss. In addition, to the extent reasonably practicable, ASIL or its representatives shall provide you with advance written notice of any proposed settlement for which your consent is not required because it includes such a release if such settlement (i) would affect your ability or obligation to serve as a director of the Corporation or (ii) names you specifically, and shall consider in good faith any comments you provide thereon.

(c)               Notwithstanding the foregoing, if, in connection with any claim for which you may seek indemnification under this Agreement, you reasonably conclude, based upon an opinion of counsel reasonably acceptable to ASIL, that it would constitute a conflict of interest for the same counsel to represent both you and ASIL or the other members of ASIL’s Schedule 13D group in connection with such claim, you shall have the right to retain separate counsel that has been pre-approved by ASIL, in which event ASIL shall pay reimburse you for any reasonable and documented out-of-pocket Loss incurred by you in connection with such separate counsel’s defense. In addition, ASIL agrees to advance to you funds in an amount sufficient to pay any such Loss as and when incurred in connection with such defense within thirty (30) days after receipt of a written request from you for such advance, provided that such request is accompanied by documentation reasonably evidencing such Loss and a written undertaking by you to repay all amounts so advanced if it is ultimately determined that you were not entitled to be indemnified for such claim or Loss under this Agreement. In no event may you enter into any settlement of any claim or Loss without ASIL’s prior written consent, and ASIL shall not be responsible for any such settlement that is entered into by you without its prior written consent.

2.                Secondary Liability. Wafic Rida Saïd hereby agrees to be liable for all indemnification and other payment obligations of ASIL owed to you under Section 1 of this Agreement on a secondary basis. In the event ASIL fails to pay any amount due to you under this Agreement in full within thirty (30) days after receipt of a written request from you for such payment, Mr. Saïd shall thereafter be jointly and severally liable for such unpaid amount.

3.                Non-Disclosure.

(a)               You hereby agree to keep confidential and not disclose to any party, without the consent of ASIL, any confidential, proprietary or non-public information (collectively, “Information”) of ASIL or its affiliates that you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by ASIL or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

(b)               Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information, you may do so provided that you first promptly notify ASIL so that ASIL or any of its affiliates may seek a protective order or other appropriate remedy or, in ASIL’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or ASIL does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of ASIL, and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

(c)               All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of ASIL and, upon the request of a representative of ASIL, all such information shall be returned or, at ASIL’s option, destroyed by you, with such destruction confirmed by you to ASIL in writing.

4.                Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof.

[Signature Page Follows]

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,
Al Shams Investments Limited

Name: [Name]
Title: [Title]

Wafic Rida Saïd

ACCEPTED AND AGREED:

[Name of Nominee]

[Signature Page to Indemnification Agreement]